CM



02003660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 27 2002
WASH. D.C.

FV 3-4-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rice, Voelker LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3540 HIGHWAY 22 SUITE 300
(No. and Street)

MANDEVILLE (City) LA (State) 70471 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUBERT DAIGLE 985 624-2372
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG PEAT MARWICK, LLP
(Name — *if individual, state last, first, middle name*)

SUITE 3500, ONE SHELL SQUARE, NEW ORLEANS, LA 70139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN TIMOTHY RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE, VOELKER, LLC, as of FEB 26, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RICE, VOELKER, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



909 Poydras Street
Suite 2900
New Orleans, LA 70112


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
354
WASH, D.C.
SECTION

Independent Auditors' Report

The Members
Rice, Voelker, LLC:

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (A Limited Liability Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 1, 2002



RICE, VOELKER, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	1,106,998
Company clearing accounts		1,333,516
Investment (equity securities)		65,000
Due from clearing broker		44,232
Deposit with clearing organization		100,000
Other assets		41,716
	$	2,691,462
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$	153,701
Accrued expenses		561,624
Total liabilities		715,325
Members' equity		1,976,137
Commitments and contingencies		
	$	2,691,462

See accompanying notes to statement of financial condition.

RICE, VOELKER, LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

(a) Background

Rice, Voelker, LLC (the Company), a limited liability company, was organized in October 1995. The Company was formed primarily to enter into all phases of business as it relates to securities and investment advisory and/or counseling services. The Company shall continue in existence through, and dissolve in December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption, the "Computation of Reserve Requirements" and "Information relating to the Possession or Control Requirements" are not required.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations which would result in capital account deficiencies will be allocated first to members who have positive capital account balances.

(b) Securities Transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at quoted market value.

(c) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Income Taxes

No provision is made for income taxes because the liability is that of the individual Members and not that of the Company.

(2) Net Capital Requirements

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule (15c3-1)). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $100,000. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $791,491, which was $691,491 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .90 to 1 at December 31, 2001.

RICE, VOELKER, LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2001

(3) Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide advisory services.

(4) Commitments and Contingencies

In the normal course of business, the Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves varying degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2001, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

In February 2001, the Company executed a three-year office lease which has annual rentals approximating $64,000.

The nature of operations exposes the Company to the risk of claims and litigation in the normal course of its business. Although the outcome of these matters cannot be determined, management believes that the ultimate resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.